

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-mail
Mr. John Ritchie
Chief Financial Officer
Ubiquiti Networks, Inc.
2580 Orchard Parkway
San Jose, CA 95131

> **Re: Ubiquiti Networks, Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 28, 2012**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2012**
> **Filed February 8, 2013**
> **File No. 1-35300**

Dear Mr. Ritchie:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q – Quarterly Period Ended December 31, 2012

Financial Statements

1. Refer to your Risk Factor disclosure on page 42. We note that you rely on your third party logistics and warehousing provider to accurately segregate and record inventory for you and to report to you the receipt and shipment of your products. Please expand your accounting policies for inventory, accounts receivable and revenue recognition to address the timing of transactions involving this provider. Also, tell us what internal controls are

Mr. John Ritchie
Ubiquiti Networks, Inc.
March 1, 2013
Page 2

in place to accurately discern differences between (a) consignment inventory, (b) products owned by the provider recorded as revenues and (c) deferred revenues for product sold to distributors for which the rights and obligations of ownership have passed to the distributor but revenues have not yet been recognized due to collectability issues. We may have further comment based on your response.

Management's Discussion and Analysis, page 17

2. Refer to your Earnings Call for the quarter ended December 31, 2012. We note that you described setting up a distribution hub in China and that "clearly there was cost associated with the consolidation of contract manufacturing, costs associated with moving to a third-party logistics center." Please expand the MD&A discussion of Cost of Revenues and Gross Profit to include the costs associated with these activities during the periods presented, including quantification of any one-time costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director